421 W. 3rd Street, Suite 1000
Fort Worth, TX 76102

May 14, 2020

Office of Energy & Transportation

United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549-3561

Re:	HighPeak Energy, Inc. Amendment No. 1 to Registration Statement on Form S-4 Filed January 10, 2020 File No. 333-235313

Ladies and Gentlemen:

Set forth below are the responses of HighPeak Energy, Inc. (the “Company,” “we,” “us” or “our”), to comments received from the staff of the Division of Corporation Finance (the “Staff”) of the Securities and Exchange Commission (the “Commission”) by letter dated January 24, 2020, (the “Comment Letter”) with respect to the Company’s Amendment No. 1 to Registration Statement on Form S-4, File No. 333-235313, filed with the Commission on January 10, 2020 (the “Amended Registration Statement”). On March 2, 2020, we filed a comment letter via EDGAR (the “March Response Letter”), in response to Comment No. 1 of the Comment Letter, and concurrently provided certain information responsive to Comment No. 1 of the Comment Letter in a separate letter to the Staff (the “Supplemental Letter”), pursuant to a telephonic conversation with the Staff on February 27, 2020.

In connection with this letter, we are filing today an amendment to the Amended Registration Statement (“Amendment No. 2”) via EDGAR. We are also separately furnishing to the Staff six courtesy copies of Amendment No. 2, marked to show the changes made to our disclosure since the prior filing of the Amended Registration Statement.

For your convenience, each response is prefaced by the exact text of the Staff’s corresponding comment in bold, italicized text. Unless otherwise specified, all references to page numbers and captions correspond to the Amendment No. 2. Capitalized terms used but not defined herein shall have the meanings set forth in Amended Registration Statement.

Securities and Exchange Commission
May 14, 2020

Amendment No. 1 to Registration Statement on Form S-4

Organizational Structure, page 14

1.

We have reviewed the organizational charts that you provided in response to prior comment 2 and note that although you indicate HighPeak Energy, LP would be accounting for the acquisition of HighPeak Energy II, LP at fair value because these entities are not under common control, each appears to be held within a series of partnerships having general partners that are controlled ultimately by the same individuals. Please further explain how you have formulated your view, including your consideration of the guidance in FASB ASC 810-20-25. Please also describe the composition of the 99% investor groups for each partnership chain and the extent of common ownership by investors in each of these groups.

RESPONSE:     Under separate cover of the Supplemental Letter and the March Response Letter, each dated March 2, 2020, and pursuant to a telephonic conversation with the Staff on February 27, 2020, we received concurrence from the Staff on March 5, 2020, with respect to the question of common control of HighPeak Energy, LP and HighPeak Energy II, LP.

Risk Factors

Risks Related to HighPeak Energy and the Business Combination

The A&R Charter will designate the Court of Chancery of the State of Delaware as the sole and exclusive forum, page 53

2.

Please revise your disclosure to clarify the basis for your stated belief that the exclusive forum provision would apply to actions under the Securities Act in light of the language stating that the Court of Chancery of the State of Delaware will be the sole and exclusive forum for any derivative action or proceeding “as to which the DGCL confers jurisdiction upon the Court of Chancery.”

RESPONSE:     We have revised the Amended Registration Statement to clarify that the exclusive forum provision does not apply to actions arising under the Securities Act. See pages 59 and 204 of Amendment No. 2.

3.

We note your response to prior comment 4. Please expand your disclosure to discuss your exclusive forum provision in its entirety, including Section B of Article Eighth of your A&R Charter and the impact that such provision has on actions arising under the Securities Act or Exchange Act. In addition, please tell us how you will inform investors in future filings that your exclusive forum provision does not apply to any actions arising under the Securities Act or Exchange Act, as applicable.

RESPONSE:     In connection with our response to Comment No. 2, we have revised our disclosure to describe how the exclusive forum provision impacts actions arising under the Securities Act or Exchange Act. See pages 59 and 204 of Amendment No. 2. We will include a similar clarifying statement in our future filings, where applicable, with the Commission.

Securities and Exchange Commission
May 14, 2020

Unaudited Pro Forma Condensed Combined Consolidated Balance Sheet at September 30, 2019, page 65

4.

We note that in response to prior comment 5 you included a tabular presentation in note f depicting an adjustment to reflect the acquisition of High Peak Assets II at fair value. Within the consideration paid section of the tabulation, you have included a preliminary fair value of HighPeak Energy common stock of $423.1 million which is bifurcated between the HighPeak entities. However, the related footnote (i) to this entry specifies that the preliminary fair value was determined by multiplying the current fair value of $10.36 by 87.5 million shares of HighPeak Energy common stock. Please revise your disclosure to reconcile the quantitative discrepancy and to clarify how many of the 87.5 million shares were issued to the HPK Contributors in exchange for HighPeak II.

RESPONSE:     We acknowledge the Staff’s comment and inform the Staff that, in connection with the termination of the previously contemplated transaction, the quantitative discrepancy within the disclosed adjustments no longer apply in connection with the newly contemplated transaction. As such, the quantitative discrepancy and referenced adjustments are no longer reflected in the pro forma financial statements of Amendment No. 2.

5.

We note your response to prior comment 7, indicating that the commitments under the forward purchase agreement are not finalized, and therefore the related pro forma adjustments do not presently meet the factually supportable criteria described in Rule 11¬02(b)(6) of Regulation S-X. We understand that if these agreements are not secured in advance of requesting effectiveness of the registration statement, you will revise the pro forma information to remove these adjustments.

RESPONSE:      We acknowledge the Staff’s comment and inform the Staff that, in connection with the termination of the previously contemplated transaction, the prior pro forma financial statements are no longer relevant. Further, we have not provided for any adjustments in the pro forma financial statements for the newly contemplated transaction for the purchase of any securities under the forward purchase agreement.

6.

We note that in response to prior comment 9 you included a maximum redemption scenario that contemplates the maximum number of redemptions while still meeting the minimum $275 million available liquidity closing condition under the HPK Business Combination Agreement. Please expand your disclosure to include the composition of the minimum $275 million available liquidity under this scenario, including the net cash, any other assets that would be counted towards meeting this requirement, and the amount that would be utilized under your expected credit facilities. Further, please include a similar analysis of available liquidity with respect to (i) the no additional redemption scenario, and (ii) the illustrative redemption scenario.

Securities and Exchange Commission
May 14, 2020

RESPONSE:     We acknowledge the Staff’s comment and inform the Staff that, in connection with the termination of the previously contemplated transaction,  there is no longer a condition requiring $275 million of available liquidity at closing. The previous terms and conditions surrounding available liquidity no longer apply to the newly contemplated transaction.  There is however a condition to closing under the new Business Combination Agreement that HighPeak Energy shall have not less than $100 million of Minimum Aggregate Funding Availability, which must include not less than $50 million of Minimum Equity Capitalization (as such terms are defined in the Business Combination Agreement). The Minimum Aggregate Funding Availability is measured at closing and includes the amount of funds contained in the Trust Account (net of the any stockholder redemptions), the net cash proceeds to any of Pure, HighPeak Energy or MergerSub (collectively, the “Parent Parties”) resulting from the PIPE Investment, and the aggregate amount of committed debt financing (including amounts drawn thereon and amounts available for future draws) for the Parent Parties and the HighPeak Contributed Entities, excluding the Sponsor Loans unless otherwise agreed by the parties (which agreement, if any, must be approved by the Pure Special Committee). The Minimum Equity Capitalization is also measured at closing and includes the amount of funds contained in the Trust Account (net of the any stockholder redemptions) and the net cash proceeds to any Parent Party resulting from the PIPE Investment. As a result of these conditions, our “Maximum Redemption Scenario,” assumes that 25,616,199 shares of Class A Common Stock are redeemed, which represents the number of shares that would need to be redeemed in order reduce the number of outstanding shares to 10,000,000 shares, which is the minimum number of shares required to satisfy the Minimum Aggregate Funding Availability condition in the Business Combination Agreement, assuming no PIPE Investment or RBL Facility, as we presently do not have committed financing on either.

To the extent we enter into agreements with PIPE Investors for the PIPE Investment, we will increase the number of shares that may be redeemed in the Maximum Redemption Scenario by an equivalent amount of shares in future amendments, although a minimum of 1,000,000 unrestricted shares will be required in order to meet the Nasdaq’s initial listing requirements (among other requirements, including a market value of unrestricted publicly held shares of $15 million). In addition, once we have entered into our anticipated RBL Facility, we will increase the number of shares that may be redeemed in the Maximum Redemption Scenario by an equivalent amount of shares (assuming $10 per share) for up to $50 million of committed financing under the RBL Facility in future amendments.

7.

We note that in response to prior comment 10 you made certain revisions in the notes to the pro forma financial statements to separately identify the components of the pro forma adjustments. On the face of the pro forma financial statements, please include the total for each account and for each scenario presented. For example, for cash and cash equivalents, you should have totals of the historical balances and the pro forma adjustments for each scenario.

RESPONSE:     We acknowledge the Staff’s comment and inform the Staff that, in connection with the termination of the previously contemplated transaction, the identified components of the pro forma adjustments are no longer applicable in connection with the newly contemplated transaction and are not reflected in the pro forma financial statements of Amendment No. 2.

Securities and Exchange Commission
May 14, 2020

8.

We note that in response to prior comment 11 your clarified that you have a pro forma adjustment to cash of $37.8 million associated with expected additional investments by the HPK Contributors. Please expand your disclosure to clarify how you determined that this adjustment meets the factually supportable criteria described in Rule 11-02(b)(6) of Regulation S-X. Please clarify whether you have a written agreement that establishes the amounts and timing and address any uncertainty.

RESPONSE:     We acknowledge the Staff’s comment and inform the Staff that, in connection with the termination of the previously contemplated transaction, this pro forma adjustment to cash associated with expected additional investment by the HPK Contributors is no longer applicable in connection with the newly contemplated transaction and is not reflected in the pro forma financial statements of Amendment No. 2.

Proposal No. 1 - The Business Combination Proposal

Background of the Business Combination, page 79

9.

We note your response to our prior comment 20 and reissue the comment in part. Please revise to explain how the Deal Team determined the initial proposed enterprise value for the combined company of $1.9 billion. In addition, we note that on November 6, 2019, the Pure Special Committee met to discuss a revised three-year financial model based on a revised pro forma enterprise value of $1.615 billion. Please revise to discuss why the initial proposed enterprise value was reduced to this amount for this financial model.

RESPONSE:     We acknowledge the Staff’s comment and inform the Staff that, in connection with the termination of the previously contemplated transaction, the previously disclosed analysis of the initial proposed enterprise value and related financial model is no longer applicable in connection with the newly contemplated transaction and new financial model. We have revised disclosure surrounding the reduction of the value for the Target Assets from the previously proposed transaction in the New Proposal. See page 114 of Amendment No. 2.

10.

Please expand your disclosure to describe and discuss the illustrative and preliminary financial analysis of the net asset value, selected precedent transactions and selected publicly traded companies and any related assumptions that the financial advisor discussed with the Pure Special Committee on November 3, 2019 and November 21, 2019. Please also discuss and quantify as appropriate the impact that the failure to raise the assumed debt and equity capital raises underlying such analysis could have on the financial forecast of the combined company and, potentially, on the pro forma enterprise value as such capital raises were not in place at execution of the definitive documents for the proposed business combination. As previously stated in comment 21, we note the Pure Special Committee and Pure board consulted with its financial advisor in approving the terms and conditions of the Business Combination and recommending approval of Pure’s Stockholders despite electing not to seek a fairness opinion. We also note you disclose on page 26 that HighPeak Energy is currently pursuing the PIPE Investment and seeking to finalize the terms of the RBL facility, but no assurance can be given that HighPeak Energy will be successful in whole or in part in obtaining such funding.

RESPONSE:     We acknowledge the Staff’s comment and inform the Staff that, in connection with the termination of the previously contemplated transaction, the Pure Special Committee’s illustrative and preliminary analysis, considerations, related assumptions and discussions with the financial advisor and the Pure Board, are no longer relevant in connection with the newly contemplated transaction and new financial model.

Securities and Exchange Commission
May 14, 2020

11.

We note your revised disclosure in response to our prior comment 21 and reissue the comment in part. Please revise to explain how the Pure Special Committee determined that this business combination was fair to Pure’s stockholders from a financial point of view.

RESPONSE:     With regard to the Grenadier Contribution Agreement and the Original HPK Business Combination Agreement, the Pure Special Committee determined that the proposed business combination was in the best interests of Pure’s public stockholders. We have revised the Amended Registration Statement to clarify how the Pure Special Committee determined that the proposed business combination was in the best interests of Pure’s public stockholders. See generally the revisions made to the “Background of the Business Combination—Grenadier Contribution Agreement and Original HPK Business Combination Agreement” section of Amendment No. 2. In particular, we direct your attention to the revisions regarding the Pure Special Committee’s meetings held on November 25, 2019 on pages 112 and 113 of Amendment No. 2. On April 24, 2020, the relevant parties to the Original HPK Business Combination Agreement, as amended by the HPK Amendment, and the Grenadier Contribution Agreement, as amended by the Grenadier Amendment, and the other documents that were executed and delivered concurrently therewith terminated, effective as of April 24, 2020, due to market conditions and the substantial decline in market prices for crude oil in response to market conditions resulting from the COVID-19 pandemic and the actions taken by OPEC+ members. Thereafter, a majority of the Pure Special Committee (with one member abstaining from voting) determined that the business combination was in the best interests of Pure’s public stockholders. We have revised the Amended Registration Statement to clarify how a majority of the Pure Special Committee determined that the business combination was in the best interests of Pure’s public stockholders. See generally the revisions made to the “Background of the Business Combination—New Business Combination Transaction” section of Amendment No. 2. In particular, we direct your attention to the revisions regarding the Pure Special Committee’s meetings held between April 29 and May 3, 2020 on pages 115 and 116 of Amendment No. 2.

Unaudited Prospective Financial, Operating and Reserve Information, page 111

12.

Expand the tabular summary of the resource estimates as of December 31, 2019 provided on page 113 to additionally present the figures for the total proved undeveloped PV-10 and the proved undeveloped net volumes in MMBoe.

RESPONSE:     We have revised the tabular summary on page 124 of Amendment No. 2 in order to also include the updated PV-10 for total proved undeveloped reserves of the new Target Assets, as well as proved undeveloped net volumes in MMBoe.

Securities and Exchange Commission
May 14, 2020

Exhibits

13.	Please file an opinion of counsel that also opines that the warrants constitute a binding obligation of the company. For guidance, please refer to Section II.B.1.f of Staff Legal Bulletin No. 19.

RESPONSE:     We have revised the opinion filed as Exhibit 5.1 to also include an opinion with respect to the warrants of the company.

14.

We note your response to prior comment 38. However, we also note that Grenadier’s oil sales represent the majority of the company’s revenues on a pro forma basis and your revised disclosure states that Grenadier sells all of the oil it produces pursuant to its long-term marketing agreement. We also note your disclosure on page 36 the company expects to sell it production to a relatively small number of customers and that the company cannot ensure it will continue to have ready access to suitable markets for its future oil and natural gas production. Please file the agreement as an exhibit.

RESPONSE:     We acknowledge the Staff’s request and respectfully inform the Staff that, in connection with the termination of the Grenadier Contribution Agreement, the referenced marketing agreement is no longer a part of the new transaction.

*     *     *     *     *

Please direct any questions that you have with respect to the foregoing or if any additional supplemental information is required by the Staff, please contact G. Michael O’Leary at (713) 220-4360 or Taylor E. Landry at (713) 220-4458, each of Hunton Andrews Kurth LLP.

Very truly yours,

HIGHPEAK ENERGY, INC.

By:	/s/ Jack Hightower
Name:	Jack Hightower
Title:	Chairman and Chief Executive Officer

Enclosures

cc:          Steven Tholen, HighPeak Energy, Inc.

G. Michael O’Leary, Hunton Andrews Kurth LLP

Taylor E. Landry, Hunton Andrews Kurth LLP

Sarah K. Morgan, Vinson & Elkins L.L.P.